Exhibit 99.3

Consolidated Interim Financial Statements
(Unaudited)

Transition Therapeutics Inc.
For the three months ended September 30, 2011 and 2010

CONSOLIDATED BALANCE SHEETS
(Unaudited)

In Canadian Dollars	Note	As at September 30, 2011	As at June 30, 2011	As at July 1, 2010

Assets
Current assets
Cash and cash equivalents	6	15,139,723	17,422,364	16,570,033
Short term investments	6	5,054,110	5,038,356	10,507,822
Trade and other receivables		122,862	155,477	125,501
Investment tax credits receivable		410,116	368,624	206,313
Prepaid expenses and deposits		750,511	751,000	549,218
		21,477,322	23,735,821	27,958,887

Non-current assets
Property and equipment		302,599	400,581	605,637
Intangible assets	7	18,598,262	19,043,086	21,095,002
Total assets		40,378,183	43,179,488	49,659,526

Liabilities
Current liabilities
Trade and other payables	8	672,695	945,360	2,090,403
Current portion of contingent consideration payable	11	2,321,373	2,321,373	-
Deferred revenue	9	-	-	1,299,994
		2,994,068	3,266,733	3,390,397

Non-current liabilities
Contingent consideration payable	11	1,434,958	1,434,958	3,081,500
Leasehold inducement		42,869	45,727	57,160
		4,471,895	4,747,418	6,529,057

Equity attributable to owners of the Company
Share capital	12	160,498,537	160,498,537	160,498,537
Contributed surplus	12	12,011,106	11,840,574	4,800,368
Share-based payment reserve	12	3,353,770	3,179,327	9,228,319
Deficit		(139,957,125)	(137,086,368)	(131,396,755)
		35,906,288	38,432,070	43,130,469

Total liabilities and equity		40,378,183	43,179,488	49,659,526

Contingencies and commitments	15

The notes are an integral part of these consolidated financial statements.

Tony Cruz	Christopher Henley
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the three months ended September 30, 2011 and 2010
(Unaudited)

In Canadian Dollars, except per share data	Note	September 30, 2011	September 30, 2010

Revenues
Licensing fees	9	-	850,909
Cost of Sales	9	-	850,909
Gross Profit		-	-

Expenses
Research and development	13	2,149,278	2,063,498
Selling, general and administrative expenses	13	1,194,492	1,256,887
Loss on disposal of property and equipment		79,914	-

Operating Loss		(3,423,684)	(3,320,385)

Interest income		39,927	41,104
Interest expense		(610)	(194)
Foreign exchange gain (loss)		513,610	(66,430)
Change in fair value of contingent consideration payable	11	-	(188,612)
Net loss and comprehensive loss for the period		(2,870,757)	(3,534,517)

Basic and diluted net loss per common share	14	(0.12)	(0.15)

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended September 30, 2011 and 2010
 (Unaudited)

		Attributable to equity holders of the company
In Canadian Dollars	Note	Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
		#	$	$	$	$	$

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the period						(2,870,757)	(2,870,757)
Share options expired or cancelled	12	-	-	170,532	(170,532)	-	-
Share-based payment compensation expense	12	-	-	-	344,975	-	344,975
Balance, September 30, 2011		23,217,599	160,498,537	12,011,106	3,353,770	(139,957,125)	35,906,288

Balance, July 1, 2010		23,217,599	160,498,537	4,800,368	9,228,319	(131,396,755)	43,130,469
Net loss and comprehensive loss for the period						(3,534,517)	(3,534,517)
Share options expired or cancelled	12	-	-	511,892	(511,892)	-	-
Share-based payment compensation expense	12	-	-	-	284,967	-	284,967
Balance, September 30, 2010		23,217,599	160,498,537	5,312,260	9,001,394	(134,931,272)	39,880,919

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended September 30, 2011 and 2010
(Unaudited)

In Canadian Dollars	Note	September 30, 2011	September 30, 2010

Cash flows from operating activities
Net loss for the period		(2,870,757)	(3,534,517)
Adjustments for:
Depreciation and amortization		461,750	670,127
Share-based payment compensation expense		344,975	284,967
Loss on disposal of property and equipment		79,413	-
Change in fair value of contingent consideration payable		-	188,612
Accrued interest		(15,754)	(6,169)
Unrealized foreign exchange (gain) loss		(530,282)	60,265
Deferred revenue recognized		-	(850,909)
Change in working capital	16	(281,053)	391,889
Net cash used in operating activities		(2,811,708)	(2,795,735)

Cash flows from investing activities
Maturity of short term investments		-	2,502,000
Purchase of property and equipment		(1,215)	(7,539)
Net cash used in investing activities		(1,215)	2,494,461

Foreign exchange gains/(losses) on cash and cash equivalents		530,282	(60,265)

Net decrease in cash and cash equivalents		(2,282,641)	(361,539)
Cash and cash equivalents at beginning of period		17,422,364	16,570,033

Cash and cash equivalents at end of period	6	15,139,723	16,208,494

The notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

1.  GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations.  The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations.  It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

2.1  Basis of preparation and adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Application of IFRS 1, First-time Adoption of IFRS (IFRS 1)

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 (July 1, 2011 for the Company). Accordingly the Company has commenced reporting on this basis in these consolidated financial statements. In these consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP before adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1.  Subject to certain transition elections disclosed in note 3, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported balance sheet, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended June 30, 2011.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 29, 2011, the date the Board of Directors approved the statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended June 30, 2011.  Note 4 discloses IFRS information for the year ended June 30, 2011 that is material to an understanding of these interim consolidated financial statements.

2.1.  IFRS Issued But Not Yet Adopted

In May, 2011, the IASB issued the following standards which have not been adopted by the Company:

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement.  Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.  The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

2.2  Consolidation

These consolidated financial statements incorporate the assets and liabilities of Transition and its wholly owned subsidiaries: Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. and Transition Therapeutics (USA) Inc. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive loss.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

2.3  Foreign currency translation

Functional and presentation currency
Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive loss.

2.4  Property and equipment

Property and equipment is recorded at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced. Repairs and maintenance costs are charged to the consolidated statement of comprehensive loss during the period in which they are incurred. Depreciation of property and equipment is calculated using either the straight-line or diminishing balance methods to allocate the cost of each item over its estimated useful life, as follows:

Asset class	Percentage	Method
Computer equipment	30% - 45%	Diminishing balance
Office equipment and furniture	20%	Diminishing balance
Laboratory equipment	20%	Diminishing balance
Leasehold improvements	Term of lease plus one renewal period	Straight-line

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

On disposal of items of property and equipment, the cost and related accumulated depreciation and impairments are removed from the consolidated balance sheet and the net amount, less any proceeds, is taken to the consolidated statement of comprehensive loss.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

2.5  Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of 15 to 20 years.

2.6  Impairment of non-financial assets

Property and equipment and intangible assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.7  Financial Instruments: Classification and Measurement

IFRS 9 was issued in November, 2009 and replaces parts of IAS 39 that relate to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.  Adoption of IFRS 9 is mandatory from January 1, 2013 and earlier adoption is permitted.  The Company has adopted IFRS 9 from July 1, 2010 as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

The Company has assessed the financial assets held by the group at July 1, 2010, the date of initial application of IFRS 9.  Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial assets measured at fair value

The Company’s cash is measured at fair value and is included in current assets in the consolidated balance sheet.

Financial assets measured at amortized cost

Cash equivalents, short term investments and trade and other receivables meet the requirements of IFRS 9 and are measured at amortized cost as these assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and have fixed maturities that the Company intends to hold until maturity.   They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

Financial liabilities measured at fair value

The Company’s contingent consideration payable is measured at fair value at each reporting period with changes in the fair value being recorded in the consolidated statement of comprehensive loss.  The estimate of fair value is based on management’s best estimate of the timing and probability of having to make the contingent payments, discounted at the Company’s weighted average cost of capital.

2.8  Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment is recognized in the consolidated statement of comprehensive loss.

2.9  Investment tax credits

Investment tax credits (ITCs) are accounted for as government assistance and are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Government assistance is accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

2.10  Trade and other receivables

Trade and other receivables are amounts due for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.11  Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

2.12  Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income tax, from the proceeds received.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

2.13  Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.14  Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting, taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15  Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded vesting method.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve, included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

2.16  Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable.  Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged to the statement of comprehensive consolidated loss in the period in which the determination is made.

2.17  Research and development

Research and development expenses include salaries, share-based payments, clinical trial costs, manufacturing and research inventory. Research and development expenditure is charged to the consolidated statement of comprehensive loss in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognizing an asset are met.

Research inventories

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

2.18  Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

3.  TRANSITION TO IFRS

The effect of the company’s transition to IFRS, described in note 2, is summarized in this note as follows:

(i)	Transition elections;
(ii)	Reconciliation of equity and comprehensive losses previously reported under Canadian GAAP to IFRS;
(iii)	Explanatory notes; and
(iv)	Adjustments to the statement of cash flows.

(i)	The company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

As described in note (iii)
Business combinations	(a)
Share-based payments	(d)

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

(ii) Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

		As at June 30, 2011			As at July 1, 2010
	Note	Canadian GAAP	Adjustment	IFRS	Canadian GAAP	Adjustment	IFRS
		$	$	$	$	$	$
Assets
Current assets
Cash and cash equivalents		17,422,364	-	17,422,364	16,570,033	-	16,570,033
Short term investments		5,038,356	-	5,038,356	10,507,822	-	10,507,822
Trade and other receivables		155,477	-	155,477	125,501	-	125,501
Investment tax credits receivable		368,624	-	368,624	206,313	-	206,313
Prepaid expenses and deposits		751,000	-	751,000	549,218	-	549,218
		23,735,821	-	23,735,821	27,958,887	-	27,958,887
Non-current assets
Property and equipment		400,581	-	400,581	605,637	-	605,637
Intangible assets		19,043,086	-	19,043,086	21,095,002	-	21,095,002

Total assets		43,179,488	-	43,179,488	49,659,526	-	49,659,526

Liabilities
Current liabilities
Trade and other payables		945,360	-	945,360	2,090,403	-	2,090,403
Current portion of contingent consideration payable	c	-	2,321,373	2,321,373	-	-	-
Deferred revenue	b	-	-	-	-	1,299,994	1,299,994
		945,360	2,321,373	3,266,733	2,090,403	1,299,994	3,390,397
Non-current liabilities
Deferred revenue	b	-	-	-	20,719,750	(20,719,750)	-
Contingent consideration payable	c	-	1,434,958	1,434,958	-	3,081,500	3,081,500
Leasehold inducement		45,727	-	45,727	57,160	-	57,160
		991,087	3,756,331	4,747,418	22,867,313	(16,338,256)	6,529,057
Equity attributable to owners of the company
Share capital		160,498,537	-	160,498,537	160,498,537	-	160,498,537
Contributed surplus		11,840,574	-	11,840,574	4,800,368	-	4,800,368
Share-based payment reserve	d	2,790,478	388,849	3,179,327	7,337,480	1,890,839	9,228,319
Deficit	b					19,419,756
	c		(3,756,331)			(3,081,500)
	d		(388,849)			(1,890,839)
		(132,941,188)		(137,086,368)	(145,844,172)		(131,396,755)
		42,188,401	(3,756,331)	38,432,070	26,792,213	(16,338,256)	43,130,469
Total liabilities and equity		43,179,488	-	43,179,488	49,659,526	-	49,659,526

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

	Note	As at September 30, 2010
		Canadian GAAP	Adjustment	IFRS
		$	$	$
Assets
Current assets
Cash and cash equivalents		16,208,494	-	16,208,494
Short term investments		8,011,991	-	8,011,991
Trade and other receivables		85,649	-	85,649
Investment tax credits receivable		207,258	-	207,258
Prepaid expenses and deposits		405,283	-	405,283
		24,918,675	-	24,918,675
Non-current assets
Property and equipment		579,480	-	579,480
Intangible assets		20,455,713	-	20,455,713

Total assets		45,953,868	-	45,953,868
Liabilities
Current liabilities
Trade and other payables		2,299,450	-	2,299,450
Current portion of contingent consideration payable		-	2,020,895	2,020,895
Deferred revenue	b	-	449,085	449,085
		2,299,450	2,469,980	4,769,430
Non-current liabilities
Deferred revenue	b	20,719,750	(20,719,750)	-
Contingent consideration payable	c	-	1,249,217	1,249,217
Leasehold inducement		54,302	-	54,302
		23,073,502	(17,000,553)	6,072,949
Equity attributable to owners of the company
Share capital		160,498,537	-	160,498,537
Contributed surplus		5,312,260	-	5,312,260
Share-based payment reserve	d	7,243,904	1,757,490	9,001,394
Deficit	b		20,270,665
	c		(3,270,112)
	d		(1,757,490)
		(150,174,335)		(134,931,272)
		22,880,366	(17,000,553)	39,880,919
Total liabilities and equity		45,953,868	-	45,953,868

	Note	For the year ended June 30, 2011			For the three month period ended September 30, 2010
		Canadian GAAP	Adjustments	IFRS	Canadian GAAP	Adjustments	IFRS
		$	$	$	$	$	$
Revenues
Licensing fees	b	29,671,150	(19,419,756)	10,251,394	-	850,909	850,909
Cost of services	e	-	1,299,994	1,299,994	-	850,909	850,909
Gross Profit		29,671,150	20,719,750	8,951,400	-	-	-

Expenses
Research and development	d,e	7,972,204	377,225	8,349,429	2,293,588	(230,090)	2,063,498
Selling, general and administration	d,e	6,425,194	(1,072,331)	5,352,863	1,340,929	(84,041)	1,256,887
Amortization	e	2,106,878	(2,106,878)	-	670,127	(670,127)	-
Loss on disposal of property and equipment		116,312	-	116,312	-	-	-
		16,620,588	(2,801,984)	13,818,604	4,304,644	(984,258)	3,320,385
Operating income (loss)		13,050,562	17,917,766	(4,867,204)	(4,304,644)	(984,258)	(3,320,385)

Interest income		200,555	530	201,085	40,910	194	41,104
Interest expense		-	(530)	(530)	-	(194)	(194)
Foreign exchange gain/(loss)		(348,133)	-	(348,133)	(66,429)	-	(66,430)
Change in fair value of contingent consideration payable	c	-	674,831	(674,831)	-	188,612	(188,612)
Net loss and comprehensive loss for the year		12,902,984	(18,592,597)	(5,689,613)	(4,330,163)	(795,646)	(3,534,517)

(iii)	Explanatory notes

a)	Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010.  As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b)	Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan Pharma International Limited (Elan) contract based on the percentage of completion methodology.  Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the direct costs incurred.  Under Canadian GAAP as at July 1, 2010, the Company had deferred revenue of $20,719,750 in respect of this contract. Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company’s agreement with Elan under IAS 18 compared to nil in accordance with Canadian GAAP.  For the three-month period ended September 30, 2010 and year ended June 30, 2011, revenue of $850,909 and $1,299,994 respectively, was recognized under IAS 18 compared to nil and $20,719,750 respectively under Canadian GAAP.

c)	Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”).  Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date.  Under Canadian GAAP, no liability was recognized. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.  The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been reduced accordingly.  As at September 30, 2010 and June 30, 2011, the fair value of the contingent consideration payable is $3,270,112 and $3,756,331 respectively, and $188,612 and $674,831 has been recorded as a change in the fair value of the contingent consideration payable in the consolidated statement of comprehensive loss for the three month period ended September 30, 2010 and year ended June 30, 2011, respectively.

d)	Share-based payments

Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing formula and expenses this equally over the options’ vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options’ vesting term using a method called graded vesting.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense.

As a result of the above-mentioned Canadian GAAP and IFRS share based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders’ equity that increased share-based payment reserve by $1,890,839, and increase the deficit by $1,890,839.  For the three-month period ended September 30, 2010 and year ended June 30, 2011, the effect of these adjustments is a reduction in the share-based payment compensation expense and share-based payment reserve of $133,349 and $1,501,990 respectively.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

e)	Presentation of the consolidated statement of comprehensive loss

In accordance with IAS 1 – Presentation, the Company has reclassified certain amounts in the consolidated statement of comprehensive loss for the three-month period ended September 30, 2010 and year ended June 30, 2011 as follows:

	Three month period ended September 30, 2010	Year ended June 30, 2011
Cost of services	850,909	1,299,994
Research and development expense	(850,909)	(1,299,994)
	656,824	2,082,755

Selling, general and administrative expense	13,303	24,123
Amortization	(670,127)	(2,106,878)

(iv) Adjustments to the consolidated statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

4.  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. Actual results may differ from these estimates under different assumptions or conditions.

The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, valuation allowance for deferred income tax assets, valuation of contingent consideration payable and share-based payments.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents.  The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years.  Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset.  The Company re-evaluates the useful life when there has been a change in these factors.  The Company assesses its intangible assets for recoverability whenever indicators of impairment exist.  When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)
Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103).  The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products; and

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital.

Valuation Allowance for Deferred Income Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses.  The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income.  The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes.  However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model.  The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future.  If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

5.  FINANCIAL RISK MANAGEMENT

5.1  Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

Balances in foreign currencies at September 30, 2011 and June 30, 2011 are approximately:

	September 30, 2011	June 30, 2011
	US$	US$
Cash and cash equivalents	6,044,173	7,134,877
Trade and other receivables	3,163	-
Trade and other payables	(87,784)	(150,049)
	5,959,552	6,984,828

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At September 30, 2011, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the three-month period ended September 30, 2011 would have decreased by approximately $550,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the three-month period ended September 30, 2011 would have increased by approximately $550,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly, their fair value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company’s cash and cash equivalents and short term investments at September 30, 2011, a 1% increase in market interest rates would decrease the Company’s comprehensive loss for the period by approximately $53,000. Conversely, a 1% decrease in interest rates would increase the Company’s comprehensive loss for the period by approximately $40,000.

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and cash equivalents, short term investments and trade and other receivables.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At September 30, 2011, cash and cash equivalents and short term investments are spread amongst three Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against trade and other receivables and there are no amounts past due.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

At September 30, 2011 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2012	$2,847,759
Fiscal year ending June 30, 2014	$3,797,096
Fiscal year ending June 30, 2015	$4,271,664

5.2  Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three-month period ended September 30, 2011 from the year ended June 30, 2011.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.  However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company.  When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6.  CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of a medium term note debentures totaling $5,054,110 at September 30, 2011 [June 30, 2011 – $5,038,356] that matures on November 18, 2011 and has a rating of R1 or higher. There were no gains or losses realized on the disposal of the short term investments in 2010 and 2011, as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of short term investments.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

Cash and cash equivalents consist of the following:

	September 30, 2011	June 30, 2011
	$	$
Cash	15,139,723	12,593,173
Cash equivalents	-	4,829,191
	15,139,723	17,422,364

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired [ELND005 (AZD-103)]	Patents	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value	10,034,144	-	8,023,877	985,065	19,043,086
As at September 30, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,760,717)	(386,000)	(3,246,139)	(84,034)	(14,476,890)
Net book value September 30, 2011	9,787,276	-	7,839,120	971,866	18,598,262

Period ended September 30, 2011
Opening net book value	10,034,144	-	8,023,877	985,065	19,043,086
Amortization charge	(246,868)	-	(184,757)	(13,199)	(444,824)
Net book value September 30, 2011	9,787,276	-	7,839,120	971,866	18,598,262

	Technology acquired [ELND005 (AZD-103)]	Patents	Compounds acquired (TT-301/302)	Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2010
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(9,273,757)	(366,000)	(2,322,354)	(18,039)	(11,980,150)
Net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
As at June 30, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

Year ended June 30, 2011
Opening net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
Amortization charge	(1,240,092)	(20,000)	(739,028)	(52,796)	(2,051,916)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive loss.

8.  TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	As at September 30, 2011	As at June 30, 2011
	$	$
Trade payables	-	5,840
Accrued expenses	672,694	939,520
	672,694	945,360

9.  GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103).  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.  In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).

During the comparative three month period ended September 30, 2010, the Company recognized revenue of $850,909 in respect of the milestone payments received.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

10.  LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date.  Lilly will retain this option up until the end of Phase II.  If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

11.  CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

At July 1, 2010, upon adoption of IFRS, an amount of $3,081,500 was recognized as contingent consideration payable based on management’s estimates.  During the year ended June 30, 2011 and the three-month periods ended September 30, 2011 and 2010, no contingent consideration was paid.  The change in the fair value for the year ended June 30, 2011, the three-month period ended September 30, 2011 and the three-month period ended September 30, 2010 was $674,831, nil, and $188,612 respectively.

The different levels of fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:	Inputs for asset or liability that not based on observable market data and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)
Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103).  The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products; and

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

12.  SHARE CAPITAL

Authorized

At September 30, 2011, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

At September 30, 2011, there were 23,217,599 common shares issued and outstanding.

Stock Options
			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options expired [iii]	(19,202)	(82,890)	5.94
Stock options forfeited or cancelled [iv]	(14,826)	(87,642)	12.62
Stock based compensation expense under IFRS		344,975	—
Stock options outstanding, September 30, 2011	1,515,073	3,353,770	5.54

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2010	2,070,127	9,228,319	10.80
Stock options issued [i]	210,000	—	3.50
Stock options expired [iii]	(77,916)	(511,892)	10.32
Stock based compensation expense under IFRS		284,967	—
Stock options outstanding, September 30, 2010	2,202,211	9,001,394	10.12

[i]           The fair value of the stock options issued during the three-month period ended September 30, 2011 was nil [three-month period ended September 30, 2010 - $453,600]. The fair value of the options at the date of grant for the three-month period ended September 30, 2010 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 4 years, volatility of  0.83996, risk free interest rate of 2.29% and a dividend yield of 0%.

[ii]          During the three-month periods ended September 30, 2011 and 2010, no stock options were exercised.

[iii]         During the three-month period ended September 30, 2011, 19,202 stock options expired unexercised.  These stock options had a fair value of $82,890 which has been reclassified to contributed surplus.  In the three-month period ended September 30, 2010, 77,916 stock options expired unexercised. These expired stock options had a fair value of $511,892 which has been reclassified to contributed surplus.

[iv]         During the three-month period ended September 30, 2011, 14,826 stock options were forfeited or cancelled [three-month period ended September 30, 2010 – nil].  These options had a fair value of $87,642 and were vested at the date of forfeit.

[v]          The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2011 are $8,389,475 [June 30, 2011 - $8,621,765].

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

13.  EXPENSES BY NATURE

	Three month period ended September 30, 2011	Three month period ended September 30, 2010
		$
Research and development
Clinical trials and manufacturing	1,277,820	819,719
Amortization	454,197	656,824
Salaries and benefits	321,098	439,084
Stock compensation expense	76,821	91,270
Facility lease costs and utilities	58,301	40,161
Insurance	22,410	23,500
General laboratory supplies and materials	10,701	18,730
Ontario investment tax credits	(72,070)	(25,790)
	2,149,278	2,063,498

Selling, general and administrative expenses
Salaries and benefits	448,332	505,639
Professional fees and services	131,976	160,644
Insurance	67,979	121,298
Stock compensation expense	268,154	193,697
Facility lease costs and utilities	51,601	102,308
Business development, corporate communication and investor relations	151,196	78,335
Regulatory and stock transfer fees	18,578	22,627
Office and related expenses	49,124	59,036
Amortization	7,552	13,303
	1,194,492	1,256,887

Cost of sales are amounts paid to Elan in respect of the Company’s share of the development costs incurred in the period.

14.  EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,515,073  [September 30, 2010 – 2,202,211] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period. For the three-month periods ended September 30, 2011 and 2010, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	September 30, 2011	September 30, 2010
Loss attributable to equity holders of the Company	$(2,870,757)	$(3,534,517)

Weighted average number of common shares outstanding	23,137,691	23,137,691

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

15.  CONTINGENCIES AND COMMITMENTS

At September 30, 2011, the Company is committed to aggregate expenditures of $9,000 under its collaboration agreements [June 30, 2011 -$9,000]. In addition, at September 30, 2011, the Company is committed to aggregate expenditures of approximately $182,000 [June 30, 2011 - $1,231,000] for clinical and toxicity studies to be completed during fiscal 2012, approximately $294,000 [June 30, 2011 - $598,000] for manufacturing agreements and approximately $113,000 [June 30, 2011 - $128,000] for consulting and other agreements.

16.  CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	For the three month period ended September 30, 2011	For the three month period ended September 30, 2010
	$	$
Trade and other receivables	32,615	39,852
Investment tax credits receivable	(41,492)	(945)
Prepaid expenses and deposits	489	143,935
Trade and other payables	(272,665)	209,047
	(281,053)	391,889

17.  RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	For the three month period ended September 30, 2011	For the three month period ended September 30, 2010
	$	$
Salaries and other short-term employee benefits	378,449	360,485
Stock-compensation expenses	310,075	313,646
	688,524	674,131

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation.  Total fees and disbursements charged by P&S during the three-month period ended September 30, 2011 were $72,523 and are included in general and administrative expenses. The balance owing at September 30, 2011 is nil.

18.  SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the comparative three month period ended September 30, 2010 are from one partner, Elan Pharma International Limited, a company based in Ireland.

Notes to the Consolidated Interim Financial Statements
September 30, 2011
(Unaudited in Canadian dollars)

19.  SUBSEQUENT EVENT

On November 18, the Company announced that it has agreed to a $US5 million private placement of Transition common shares.  Under the private placement, Transition will issue 3,703,703 common shares at a price of C$1.35 for gross proceeds of approximately US$5,000,000.   Closing of the private placement occurred on November 22, 2011.

The proceeds from the offering are expected to be used to fund the Company’s clinical studies, research and product development, working capital and general corporate purposes.